Exhibit 99.4

June 6, 2023

Aleafia Health Inc.

85 Basaltic Road

Concord, Ontario

L4K 1G4

Attention: Patricia Symmes, Chief Executive Officer

Dear Ms. Symmes:

Re:	Proposed Plan of Arrangement Involving Red White & Bloom Brands Inc. and Aleafia Health Inc.

The purpose of this agreement is to outline the basis upon which Red White & Bloom Brands Inc. (“RWB”), a corporation governed by the laws of the Province of British Columbia, proposes to acquire all of the issued and outstanding common shares (the “Aleafia Shares”) in the capital of Aleafia Health Inc. (“Aleafia”), a company governed by the laws of the Province of Ontario, pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Plan of Arrangement”) and to arrange or otherwise address the issued and outstanding securities of Aleafia convertible into Aleafia Shares.

Concurrent with the entering into of this agreement:

(a)	Aleafia has entered into an agreement in principle with certain holders of the Aleafia Convertible Debentures (as defined below), confirming their agreement to pursue full and final settlement of the Aleafia Convertible Debentures on the basis set out in Section 2 below; and

(b)	the Aleafia Senior Secured Loan Agreement (as defined below) and associated security interests have been assigned in their entirety to RWB.

Based on our discussions, and in consideration of the sum of $1.00, the respective agreements and covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, we hereby record our agreement as follows:

1.	DEFINITIONS

In this agreement, the following expressions have the following meanings: “Aleafia” has the meaning set forth in the first paragraph of this agreement;

“Aleafia Circular” means the notice of the Aleafia Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Aleafia Shareholders in connection with the Aleafia Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

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“Aleafia Convertible Debentures” means the outstanding debentures issued under the amended and restated debenture indenture providing for the issue of secured convertible debentures dated as of June 27, 2022 between Aleafia and Computershare Trust Company of Canada, as the trustee, as supplemented by:

(a)	the first supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series A Secured Convertible Debentures Due June 30, 2024),

(b)	the second supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series B Secured Convertible Debentures Due June 30, 2026), and

(c)	the first supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series C Secured Convertible Debentures Due June 30, 2028);

“Aleafia Debentureholder Approval” means the approval of a special resolution authorizing the amendments to the indenture governing each series of Aleafia Convertible Debentures by (i) holders of 66 2/3% of the aggregate principal amount of each such series of Aleafia Convertible Debentures by way of written consent, or (ii) by 66 2/3% of the principal amount of each such series of Aleafia Convertible Debentures represented in person or by proxy at a meeting or meetings of holders of each such series of Aleafia Convertible Debentures; (iii) any minority approval required by 61-101, if applicable; and (iv) any other approvals required by the TSX or CSE, if applicable;

“Aleafia DSU Plan” means the deferred share unit plan for directors approved by Aleafia Shareholders on June 30, 2020;

“Aleafia DSUs” means the outstanding deferred share units to purchase Aleafia Shares issued pursuant to the Aleafia DSU Plan;

“Aleafia Filings” means all documents of Aleafia publicly filed under the profile of Aleafia on the System for Electronic Document Analysis Retrieval (SEDAR) since March 31, 2022;

“Aleafia Meeting” means the special meeting of Aleafia Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Aleafia Circular and agreed to in writing by RWB, acting reasonably;

“Aleafia Option Plan” means the amended and restated stock option plan approved by Aleafia Shareholders on June 17, 2019, as further amended effective June 30, 2020;

“Aleafia Options” means the outstanding options to purchase Aleafia Shares issued pursuant to the Aleafia Option Plan;

“Aleafia RSU Plan” means the amended and restated restricted share unit plan approved by Aleafia Shareholders on June 30, 2020;

“Aleafia RSUs” means the outstanding restricted share units to purchase Aleafia Shares issued pursuant to the Aleafia RSU Plan;

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“Aleafia Second-Ranking Secured Credit Agreement” means the credit agreement dated as of August 20, 2021 between Aleafia, as borrower, and 1260356 Ontario Limited, as lender, as amended including by amending agreement no. 1 made as of December 24, 2021, and as further amended by a letter agreement dated June 23, 2022;

“Aleafia Senior Secured Loan Agreement” means the loan agreement made as of December 24, 2021 between Aleafia and certain of its subsidiaries, as borrower, with certain of Aleafia’s other subsidiaries as guarantors, and NE SPC II LP, as lender, as amended on March 28, 2022, June 17, 2022, April 26, 2023, May 15, 2023 and May 31, 2023 and which concurrently with the entering into of this agreement was assigned by NE SPC II LP to RWB;

“Aleafia Shareholder Approval” means the approval of the Arrangement Resolution by: (i) 66 2/3% of the votes cast on the Arrangement Resolution by Aleafia Shareholders present in person or by proxy at the Aleafia Meeting; (ii) any minority approval required by 61-101, if applicable; and

(iii) any other approvals required by the TSX or CSE, if applicable;

“Aleafia Shareholders” means the registered or beneficial holders of Aleafia Shares, as the context requires;

“Aleafia Shares” has the meaning set forth in the first paragraph of this agreement;

“Aleafia Warrants” means the outstanding warrants to purchase Aleafia Shares issued under:

(a)	the warrant certificate dated August 20, 2021 for up to 1,000,000 warrants, each exercisable prior to 5:00 p.m. (Toronto time) on August 20, 2023, at a purchase price of

$0.32 per Aleafia Share, as adjusted, and

(b)	the warrant certificates dated as of June 24, 2022 for up to 34,075,756 warrants, each exercisable prior to 5:00 p.m. (Toronto time) on June 24, 2026, at a purchase price of

$0.1025 per Aleafia Share, as adjusted;

“Arrangement” means an arrangement under Section 182 of the OCBA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Aleafia and RWB, each acting reasonably;

“Arrangement Agreement” means the binding written agreement to be entered into between RWB and Aleafia providing for, among other things, the Arrangement as contemplated herein, which agreement will be on terms and conditions mutually satisfactory to RWB and Aleafia, acting reasonably, and will include, without limitation, the terms and conditions referred to in Section 3(a) hereof;

“Arrangement Resolution” means the special resolution of Aleafia Shareholders approving the Plan of Arrangement to be considered at the Aleafia Meeting;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario;

“Consideration” means the consideration to be received by Aleafia Shareholders pursuant to the Plan of Arrangement as consideration for their Aleafia Shares, consisting of 0.35 of an RWB

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Share for each Aleafia Share, subject to adjustment in customary circumstances to be contemplated in the Arrangement Agreement, on the basis set out in the Plan of Arrangement;

“Consideration Shares” means the RWB Shares to be issued as the Consideration pursuant to the Arrangement;

“Court” means Ontario Superior Court of Justice (Commercial List);

“CSE” means the Canadian Securities Exchange;

“Effective Date” means the date on which the Arrangement becomes effective, which date will not be later than 5:00 p.m. (Toronto time) on October 31, 2023;

“Effective Time” means the time that the Arrangement become effective on the Effective Date;

“End Date” means the earlier of the date on which the Arrangement Agreement is executed and July 31, 2023;

“Final Order” means the final order of the Court made pursuant to Subsection 182(5) of the OBCA in a form acceptable to Aleafia and RWB, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Aleafia and RWB, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to both Aleafia and RWB, each acting reasonably) on appeal;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the CSE, the TSX, the OTCQX and the OTCQB;

“Interim Order” means the interim order of the Court made pursuant to Section 182 of the OBCA in a form acceptable to Aleafia and RWB, each acting reasonably, providing for, among other things, the calling and holding of the Aleafia Meeting, as such order may be amended by the Court with the consent of Aleafia and RWB, each acting reasonably;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

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“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” has the meaning set forth in the first paragraph of this agreement;

“Replacement RWB Option” has the meaning set out in Section 2(b) below;

“RWB” has the meaning set forth in the first paragraph of this agreement;

“RWB Credit Facility” has the meaning set forth in the first paragraph of Section 4 below;

“RWB Filings” means all documents of RWB publicly filed under the profile of RWB on the System for Electronic Document Analysis Retrieval (SEDAR) since March 31, 2022;

“RWB Shareholder Approval” means (i) any RWB Shareholder approvals required by the CSE, if applicable; and (ii) any minority approval required by 61-101, if applicable;

“RWB Shareholders” means the holders of RWB Shares;

“RWB Shares” means the common shares in the capital of RWB;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

“Securities Laws” means (a) the Securities Act (Ontario) and any other applicable provincial securities Laws, (b) the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations promulgated thereunder, and (c) the rules and regulations of the CSE and TSX;

“Termination Fee” means $2 million;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Additional definitions are set forth in Schedule “A” hereto.

Unless otherwise specified, the “$” sign refers to Canadian currency.

2.	PLAN OF ARRANGEMENT AND RELATED MATTERS

Subject to satisfaction or, where permitted, waiver of all conditions precedent in the Arrangement Agreement, the Plan of Arrangement will be completed with:

(a)	Aleafia Shareholders at the Effective Time receiving Consideration Shares in exchange for their Aleafia Shares on the basis of the Consideration;

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(b)	holders of Aleafia Options at the Effective Time receiving options to purchase RWB Shares (each a “Replacement RWB Option”) in exchange for their Aleafia Options on the basis of the Consideration;

(c)	each Aleafia RSU issued and outstanding at the Effective Time automatically vesting and holders of previous Aleafia RSUs receiving Consideration Shares in exchange for their Aleafia Shares on the basis of the Consideration; and

(d)	each Aleafia DSU issued and outstanding at the Effective Time automatically vesting and holders of previous Aleafia DSUs receiving Consideration Shares in exchange for their Aleafia Shares on the basis of the Consideration.

In addition, holders of Aleafia Convertible Debentures will receive an aggregate of $6 million in cash in full and final settlement of the outstanding principal plus accrued interest and any other amounts owing in respect of the Aleafia Convertible Debentures at the Effective Time, such consideration to be allocated to the holders of the Aleafia Convertible Debentures based on the outstanding face value at the Effective Time as determined by Aleafia.

In addition, as a result of RWB’s acquisition of Aleafia, following the Effective Time, the exercise of an Aleafia Warrant will entitle the holder thereof to receive the Consideration in accordance with the terms and conditions of the respective warrant certificate.

No fractional RWB Shares will be issued in connection with any of the foregoing. If the aggregate number of RWB Shares to which a security holder of Aleafia would be entitled would include a fractional share, then the number of RWB Shares that such security holder of Aleafia will be entitled to receive will be rounded down to the next whole number and no former security holder of Aleafia will be entitled to any consideration or compensation in respect of such fractional RWB Shares.

3.	ARRANGEMENT AGREEMENT STEPS

(a)	On or before 5:00 p.m. (Toronto time) on the End Date, the parties will execute and deliver the Arrangement Agreement, provided that prior thereto:

(i)	each party will have completed its confirmatory due diligence on the other party to its satisfaction;

(ii)	the board of directors of Aleafia will have received an opinion from an investment banking firm selected by the disinterested members of the board of directors of Aleafia, in their sole discretion, that the Consideration to be provided to Aleafia Shareholders in exchange for their Aleafia Shares pursuant to the Arrangement is fair, from a financial point of view, to Aleafia Shareholders, which opinion will not have been amended or withdrawn, and if required by MI 61-101 and no exemption is available, a formal valuation prepared in accordance with MI 61-101 from an independent valuator selected by the board of directors of Aleafia, in its sole discretion, that confirms that the value of the Consideration is not less than the value of the Aleafia Shares, which value will not have been amended or withdrawn;

(iii)	the consent of the lender under the Aleafia Second-Ranking Secured Credit Agreement to the Arrangement will have been obtained by Aleafia; and

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(iv)	the waiver by the lender under the promissory notes issued by Aleafia dated December 15, 2022, January 24, 2023 and February 28, 2023 to the acceleration of the maturity date will have been obtained by Aleafia, if applicable.

(b)	The Arrangement Agreement will contain, among other things, the conditions set forth in Section 3(d) below, the conditions in favour of RWB set forth in Schedule “B” hereto, the conditions in favour of Aleafia set forth in Schedule “C” hereto, the representations and warranties of Aleafia set forth in Schedule “D” hereto, the representations and warranties of RWB set forth in Schedule “E” hereto, the covenants of Aleafia set forth in Schedule “F” hereto, and the covenants of RWB set forth in Schedule “G” hereto, in each case, in substantially the form provided for herein, as the same may be varied, in good faith, on a commercially reasonable basis by the parties, and other customary representations, warranties, covenants and conditions and other terms and conditions mutually satisfactory to Aleafia and RWB, each acting reasonably.

(c)	On or before the time that the Arrangement Agreement is executed and delivered, each of the Supporting Securityholders will have executed and delivered a support and voting agreement in a form to be agreed upon between Aleafia and RWB.

(d)	On or before the Effective Date:

(i)	the Aleafia Shareholder Approval, including approval of the Arrangement Resolution, will have been obtained in accordance with the Interim Order and RWB Shareholder Approval, if required, will have been obtained;

(ii)	the Aleafia Debentureholder Approval will have been obtained;

(iii)	the Interim Order and the Final Order will have both been obtained on terms consistent with the Arrangement Agreement, and will have not been set aside or modified in a manner unacceptable to RWB or Aleafia, each acting reasonably, on appeal or otherwise;

(iv)	the Consideration Shares to be issued upon completion of the Arrangement and the RWB Shares to be issued upon the exercise from time to time of the Replacement RWB Options and the Aleafia Warrants, will, subject only to the satisfaction of customary conditions required by the CSE, have been approved for listing on the CSE as of the Effective Date and the CSE will have, if required, accepted notice for filing of all transactions of the parties contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the CSE;

(v)	the issuance of the Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(vi)	the distribution of the Consideration Shares and RWB Replacement Options pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities in the applicable provinces of Canada or by virtue of exemptions under applicable Securities Laws and will not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities); and

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(vii)	no court or Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Arrangement in accordance with the terms of the Arrangement Agreement.

4.	COVENANTS

Within 30 days of the date hereof, RWB and Aleafia will negotiate in good faith a credit facility to be provided by RWB to Aleafia of $17.5 million (the “RWB Credit Facility”) to facilitate (1) the funding of the cash settlement of the Aleafia Convertible Debentures on the basis set out in Section 2 above and (2) the funding for prospective working capital requirements following the completion of the Plan of Arrangement. The RWB Credit Facility shall include, amongst other conditions certain covenants and reporting requirements to be agreed upon between RWB and Aleafia, including, but not limited to:

(a)	approval by the Chief Financial Officer of RWB of all cash disbursements in excess of

$250,000 not otherwise contemplated in the previously approved and applicable (based on date of approvals required) rolling 13 week cash flow (referred to in Section 4(b) below) to be agreed upon in writing between Aleafia and RWB, acting reasonably, within three

(3) business days prior to a requested cash advance, prior to release (such additional expenditures to be provided in consolidated format to RWB for review)

(b)	providing a rolling 13 week cash flow to RWB reconciled each week to actual net cash collections/disbursements with management commentary on variances;

(c)	updated weekly accounts receivable and accounts payable aging schedules;

(d)	updated weekly accounts payable accruals schedule including statutory payables;

(e)	updated weekly open purchase order summaries;

(f)	rolling 13 week capital expenditure reports to RWB reconciling historical approved disbursements and prospective disbursements for approval by RWB;

(g)	updated weekly headcount summary with turnover details, with employee details organized by department, including but not limited to base pay/hourly wage and date of hire;

(h)	Operating expense reductions, defined by Aleafia and agreed to by RWB, associated with the closure of the Basaltic facility and targeted headcount reductions, exclusive of those incorporated in the closure of the Basaltic facility, to be executed by no later than June 30, 2023 and completed by no later than August 31, 2023;

(i)	an acceleration clause of the due date of the RWB Credit Facility in the event that either party terminates this agreement or the Arrangement Agreement, the board of directors of Aleafia does not unanimously recommend that Aleafia Shareholders vote in favour of the Arrangement Resolution or the Arrangement fails to gain any of the prerequisite approvals required to close, including but not limited to any required security holder approvals, such as the Aleafia Debentureholder Approval, or court approval of the Arrangement, or if any of the conditions to closing are not satisfied or waived.

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During the period from the date of this agreement to the termination of this agreement pursuant to Section 6 hereof:

(a)	Aleafia and RWB will each provide all information and documentation reasonably requested by the other for their confirmatory due diligence;

(b)	Aleafia will comply with the covenants set forth in Schedule “F” hereto; and

(c)	RWB will comply with the covenants set forth in Schedule “G” hereto.

5.	PRESS RELEASES

On execution of this agreement, each of Aleafia and RWB will issue a press release in compliance with its timely disclosure obligations. Each of Aleafia and RWB will consult with the other in connection with the issue of such press release and the preparation of a material change report filing with the appropriate regulatory authorities.

6.	TERMINATION

(a)	Aleafia may terminate this agreement by written notice to RWB:

(i)	in the specific circumstances permitted in Schedule “F(II)(8)”, subject only to the payment of the Termination Fee by Aleafia to RWB (and RWB agrees that the payment of the Termination Fee by Aleafia is the sole and exclusive remedy of RWB in respect of the events giving rise to the payment of the Termination Fee), provided that no Termination Fee will be payable if, at the time of such termination,

RWB is in default of any of its obligations hereunder; or

(ii)	in the event that Aleafia requests but does not receive an opinion from an investment banking firm selected by the disinterested members of the board of directors of Aleafia that the Consideration to be provided to Aleafia Shareholders in exchange for their Aleafia Shares pursuant to the Arrangement is fair, from a financial point of view, to Aleafia Shareholders or, if required by MI 61-101 and no exemption is available, Aleafia does not receive a formal valuation from an independent valuator selected by the board of directors of Aleafia that confirms that the value of the Consideration is not less than the value of the Aleafia Shares.

(b)	RWB and Aleafia may each terminate this agreement at any time prior to the End Date if their confirmatory due diligence on the other party results in a discovery of a “material fact” as such term is defined in the Securities Act (Ontario) relating to the other party that has not been disclosed in the Aleafia Filings or RWB Filings, as applicable, and which would reasonably be expected to have a Material Adverse Effect on Aleafia or RWB, respectively.

(c)	Either RWB or Aleafia may terminate this agreement by written notice to the other party if the Arrangement Agreement is not executed on or before 5:00 p.m. (Toronto time) on July 31, 2023.

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(d)	This agreement will terminate automatically without any further act of the parties upon execution and delivery of the Arrangement Agreement by the parties.

7.	GOOD FAITH

Each of RWB and Aleafia agrees to negotiate the Arrangement Agreement in good faith and to take all such actions as are necessary or desirable to settle, execute and deliver the Arrangement Agreement on or prior to 5:00 p.m. (Toronto time) on July 31, 2023.

8.	GENERAL

(a)	Except as otherwise set out herein, each party will be responsible for and bear all of its own costs and expenses incurred in connection with the transactions contemplated hereby.

(b)	This agreement and the Arrangement Agreement will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(c)	Time will be of the essence of this agreement.

(d)	This agreement may be executed in any number of counterparts and may be delivered by electronic means. Each executed counterpart will be deemed to be an original and all executed counterparts taken together will constitute one agreement.

(e)	Unless otherwise expressly provided in this agreement, any notice or other communication to be given under this agreement (a “notice”) will be in writing addressed as follows:

in the case of RWB, to it at:

789 West Pender Street, Suite 810

Vancouver, British Columbia

V6C 1H2

Attention: Edoardo Mattei, Chief Financial Officer

Email:        [redacted]

with a copy to (which will not constitute notice):

Gowling WLG (Canada) LLP

Suite 1600, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1G5

Attention: Jason A. Saltzman

Email:   [redacted]

in the case of Aleafia, to it at:

Aleafia Health Inc.

85 Basaltic Road
Concord, Ontario

L4K 1G4

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Attention: Patricia Symmes, Chief Executive Officer

Email: [redacted]

with a copy to (which will not constitute notice):

Aird & Berlis LLP

Brookfield Place, 181 Bay Street, Suite 1800

Toronto, Canada

M5J 2T9

Attention: Melanie Cole

Email:   [redacted]

Each notice will be sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day.

(f)	This agreement enures to the benefit of and is binding upon the parties to this agreement and their successors and permitted assigns; provided that this agreement will not be assignable by either party without the prior written consent of the other.

(g)	This agreement (including all schedules) constitutes the entire agreement between RWB and Aleafia relating to the transactions contemplated hereby and it supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether or not in writing.

(h)	No waiver of any right, nor any amendment, extension, or other modification of this agreement will be effective unless signed in writing by each of RWB and Aleafia.

[Remainder of page intentionally left blank]

Kindly indicate your acknowledgement of and agreement with the foregoing by signing the enclosed copy of this letter in the place provided below.

Yours very truly,

RED WHITE & BLOOM BRANDS INC.

/s/ “Edoardo Mattei”

Edoardo Mattei

Chief Financial Officer

The foregoing is acknowledged and agreed this 6th day of June, 2023

ALEAFIA HEALTH INC.

/s/ “Patricia Symmes”

Patricia Symmes

Chief Executive Officer

(Signature page to Letter Agreement)

Schedule “A”

Additional Definitions

In this agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized will have the meanings ascribed to them below:

“Acquisition Proposal” means, other than the transactions contemplated by this agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons (other than RWB and/or one or more of its wholly owned subsidiaries) whether or not delivered to the shareholders of Aleafia, after the date of this agreement relating to:

(a)	any sale or disposition (or any license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), direct or indirect, of assets (including voting, equity or other securities of subsidiaries) or joint venture, partnership or similar transaction representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Aleafia and its subsidiaries, or of 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of Aleafia or any of its subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of Aleafia and its subsidiaries;

(b)	any take-over bid, exchange offer, issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of Aleafia on a fully-diluted basis;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, debt exchange, business combination, reorganization, joint venture, partnership or similar transaction, recapitalization, liquidation, dissolution or winding up or similar transaction involving Aleafia or any of its subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the voting or equity securities of Aleafia or any of its subsidiaries or of the surviving entity or the resulting direct or indirect parent of the surviving entity; or

(d)	any other similar transaction or series of transactions involving Aleafia or any of its subsidiaries;

“Aleafia Disclosure Letter” means the disclosure letter to be delivered by Aleafia to RWB in connection with, and upon the execution of, the Arrangement Agreement;

“Aleafia Nominees” means two individuals to be nominated by the board of directors of Aleafia;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a party, or any of its subsidiaries, is a party or by which a party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;.

“Fairness Opinion” means an opinion of the Financial Advisor to the effect that, as of the date of such opinion, the Consideration to be received by Aleafia Shareholders is fair, from a financial point of view, to such holders;

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“Financial Advisor” means the investment banking firm selected by the disinterested members of the board of directors of Aleafia to provide a fairness opinion;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable as at the date on which the calculation is made or required to be made, applied on a consistent basis;

“Material Adverse Effect” means, in respect of any party, as applicable, any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) or cash flows of a party and its subsidiaries, taken as a whole, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(a)	any change generally affecting the industries in which the party and its subsidiaries operate;

(b)	any change in general economic, business, regulatory, political or market conditions or in financial or capital markets in Canada or the United States;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in IFRS;

(e)	any act of terrorism or any outbreak of hostilities or declared or undeclared war (or any escalation or worsening thereof);

(f)	any epidemics, pandemics or disease outbreak or other public health condition, earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

(g)	any change in the market price or trading volume of any securities of the party (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(h)	the failure of the party to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flow for any period ending on or after the date of this agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(i)	the announcement of this agreement or the transactions contemplated hereby; or

(j)	any action taken by the party or any of its subsidiaries which is required to be taken pursuant to this agreement,

provided, however, that with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on the party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the party and its subsidiaries operate;

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“Material Contract” means, with respect to a party:

(a)	any Contract that has been, or is required to be, filed by such party with securities regulators under Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations;

(b)	any Contract under which indebtedness of such party or its subsidiaries for borrowed money in excess of $250,000 is outstanding or may be incurred or pursuant to which any property or asset of such party or its subsidiaries is mortgaged, pledged or otherwise subject to a lien securing indebtedness; any Contract under which such party or its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any Person in excess of $250,000; or any Contract restricting the incurrence of indebtedness by such party or its subsidiaries or the incurrence of liens on any properties, other than permitted liens, or securities of such party or its subsidiaries or restricting the payment of dividends or other distributions;

(c)	any Contract under which such party or any of its subsidiaries is obliged to make payments, or receives payments in excess of, $250,000 over the life of such Contract;

(d)	any lease of real property;

(e)	any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $250,000;

(f)	any Contract providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or similar entity that creates an exclusive dealing arrangement or right of first offer or refusal that materially limits the business of such party or any of its subsidiaries;

(g)	any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of such party or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of such Party or any of its subsidiaries;

(h)	any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another Person for aggregate consideration in excess of $250,000;

(i)	any Contract providing for indemnification by such party or its subsidiaries, other than Contracts which provide for indemnification obligations of less than $250,000;

(j)	any Contract that contains any material exclusivity or non-solicitation obligations of such party or any of its subsidiaries;

(k)	any Contract providing for severance or change of control payments in excess of $250,000;

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(l)	any Contract that limits or restricts in any material respect (i) the ability of such party or any of its subsidiaries, taken as a whole, to engage in any line of business or carry on business in any geographic area, or (ii) the scope of Persons to whom such party or any of its subsidiaries may sell products or deliver services;

(m)	any Contract that gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, such party’s products or services (or licenses to such party products or services) for a fixed aggregate price at no additional charge, or under which such party grants most-favoured customer pricing, rights of first refusal or similar rights or terms to any Person;

(n)	any Contract that pertains to the acquisition, licensing, or disposition of any intellectual property material to such Party or any of its subsidiaries (excluding “click-through” or “shrink-wrap” licenses of generally commercially available software entered into in the ordinary course of business) or that includes a grant to or from such party or any of its subsidiaries of any exclusive rights with respect to any such intellectual property; or

(o)	any standstill or similar Contract currently restricting the ability of such party to offer to purchase or purchase the assets or equity securities of another Person;

“ordinary course” or any similar reference, means, with respect to an action taken or to be taken by any Person, that such action is substantially consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person and, in any case, is not unreasonable in the circumstances when considered in the context of the provisions of the Arrangement Agreement, the Aleafia Senior Secured Loan Agreement and the RWB Credit Facility;

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement;

“RWB Disclosure Letter” means the disclosure letter to be delivered by RWB to Aleafia in connection with, and upon the execution of, the Arrangement Agreement;

“Securities Authorities” means the Ontario Securities Commission and the applicable securities commission or securities regulatory authority of each of the other provinces and territories of Canada;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party made after the date of this agreement: (i) to acquire all of the outstanding Aleafia Shares not beneficially owned by such arm’s length third party or all or substantially all of the assets of Aleafia on a consolidated basis; (ii) that complies with Securities Laws in all material respects and did not result from or involve a breach of Schedule “F(II)”; (iii) that is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iv) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Aleafia Shares or assets, as the case may be; (v) that is not subject to any due diligence or access condition; and (vi) that the disinterested members of the board of directors of Aleafia determine, in their good faith judgment,

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after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non- completion, result in a transaction which is more favourable, from a financial point of view, to Aleafia Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by RWB pursuant to the right to match provisions in Schedule “F(II)”);

“Supporting Securityholders” means, collectively, all members of the board of directors of Aleafia, all officers of Aleafia and certain other security holders of Aleafia, as agreed between Aleafia and RWB;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes; and

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

Schedule “B”

Conditions in Favour of RWB

The obligation of RWB to complete the Arrangement will be subject to the fulfilment of the following additional conditions at the Effective Time:

(a)	the representations and warranties made by Aleafia in the Arrangement Agreement relating to:

(i)	board approval, fairness opinion, organization and qualification, and authority will be true and correct in all respects as of the date of the Arrangement Agreement and at the Effective Time;

(ii)	capitalization will be true and correct in all material respects as of the date of the Arrangement Agreement and at the Effective Time; and

(iii)	all other matters will be true and correct in all respects (disregarding any materiality qualifier therein) as of the date of the Arrangement Agreement and at the Effective Time, unless the failure of such representations and warranties to be true and correct in all respects would not have a Material Adverse Effect on Aleafia, and Aleafia will have provided to RWB a certificate of two senior officers thereof certifying such accuracy on the Effective Date;

(b)	Aleafia will have complied in all material respects with its covenants in the Arrangement Agreement and Aleafia will have provided to RWB a certificate of two senior officers thereof certifying that it has so complied with such covenants;

(c)	since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on Aleafia, and Aleafia will have provided to RWB a certificate of two senior officers thereof confirming same, with respect to Aleafia;

(d)	dissent rights will not have been exercised (excluding any dissent rights that have been exercised and subsequently withdrawn) with respect to more than 5% of the issued and outstanding Aleafia Shares;

(e)	at its request, RWB will have received resignations and mutual releases from each director of Aleafia and its subsidiaries effective as of the Effective Date, in a form satisfactory to RWB, acting reasonably;

(f)	the consent of the holders of the Aleafia Convertible Debentures to the full and final settlement of the Aleafia Convertible Debentures in accordance with the terms hereof will have been obtained by Aleafia;

(g)	the Aleafia Senior Secured Loan Agreement will be in good standing; and

(h)	such other customary conditions regarding no legal action, litigation and regulatory approval and consents.

Schedule “C”

Conditions in Favour of Aleafia

The obligation of Aleafia to complete the Arrangement will be subject to the fulfilment of the following additional conditions at the Effective Time:

(a)	the representations and warranties made by RWB in the Arrangement Agreement relating to:

(i)	board approval, organization and qualification, and authority will be true and correct in all respects as of the date of the Arrangement Agreement and at the Effective Time;

(ii)	capitalization will be true and correct in all material respects as of the date of the Arrangement Agreement and at the Effective Time; and

(iii)	all other matters will be true and correct in all respects (disregarding any materiality qualifier therein) as of the date of the Arrangement Agreement and at the Effective Time, unless the failure of such representations and warranties to be true and correct in all respects would not have a Material Adverse Effect on RWB, and RWB will have provided to Aleafia a certificate of two senior officers thereof certifying such accuracy on the Effective Date;

(b)	RWB will have complied in all material respects with its covenants in the Arrangement Agreement and RWB will have provided to Aleafia a certificate of two senior officers thereof certifying that it has so complied with such covenants;

(c)	the depositary appointed in connection with the Arrangement will have confirmed receipt of the Consideration Shares, as well as the $6 million in cash for the Aleafia Convertible Debentures from RWB;

(d)	since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on RWB, and RWB will have provided to Aleafia a certificate of two senior officers thereof confirming same, with respect to RWB;

(e)	RWB will have taken such steps to reconstitute the board of directors of RWB such that it will consist of seven directors as of the Effective Date, five of whom will be designated by the current directors and management of RWB and two of whom will be the Aleafia Nominees; and

(f)	such other customary conditions regarding no legal action, litigation and regulatory approval and consents.

Schedule “D”

Aleafia Representations and Warranties

In connection with, and effective upon, Aleafia’s execution and delivery of the Arrangement Agreement, Aleafia hereby represents and warrants to RWB as follows:

(a)	Board Approval. As of the date hereof, the board of directors of Aleafia, after consultation with its financial and legal advisors, has determined that the Plan of Arrangement is fair to security holders of Aleafia and is in the best interests of Aleafia and has unanimously resolved (i) to recommend to Aleafia Shareholders that they vote in favour of the Arrangement Resolution and (ii) to recommend to Aleafia Debentureholders that they vote in favour of amendments to the indenture governing each series of Aleafia Convertible Debentures. The board of directors of Aleafia has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of the Arrangement Agreement.

(b)	Fairness Opinion. The board of directors of Aleafia has received oral confirmation that it will receive, prior to the mailing of the Aleafia Circular, the written opinion of the Financial Advisor, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by Aleafia Shareholders in connection with the Arrangement is fair, from a financial point of view, to such Aleafia Shareholders, and such written fairness opinion is to be included in the Aleafia Circular.

(c)	Organization and Qualification. Aleafia and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its material property and assets as now owned and to carry on its business as it is now being conducted. Aleafia and each of its subsidiaries:

(i)	has all material permits necessary to conduct its business as now conducted as disclosed in the Aleafia Filings, except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(d)	Authority. Aleafia has the requisite corporate power, authority and capacity to enter into the Arrangement Agreement and to perform its obligations thereunder. The execution and delivery of the Arrangement Agreement by Aleafia and the performance by Aleafia of its obligations under the Arrangement Agreement have been duly authorized by the board of directors of Aleafia and no other corporate proceedings on its part are necessary to authorize the Arrangement Agreement or the Arrangement pursuant to the Plan of Arrangement other than the Aleafia Shareholder Approval and the Aleafia Debentureholder Approval. The Arrangement Agreement has been duly executed and delivered by Aleafia and constitutes a legal, valid and binding obligation of Aleafia, enforceable against Aleafia in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

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(e)	No Violation. The authorization, execution and delivery of the Arrangement Agreement by Aleafia, the completion of the transactions contemplated by the Arrangement Agreement and the Arrangement pursuant to the Plan of Arrangement and the performance of Aleafia’s obligations thereunder in accordance with the terms thereof will not:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on Aleafia or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective constating documents; or

(B)	any permit or Material Contract to which Aleafia or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Aleafia or any of its subsidiaries is bound; or

(ii)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Aleafia or any of its subsidiaries or any of their respective properties or assets; or

(iii)	cause the suspension or revocation of any permit currently in effect held by Aleafia or any of its subsidiaries; or

(iv)	give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, contract (other than with respect to any benefit of compensation arrangement with an employee, director or consultant), license, franchise or permit to which Aleafia is a party; or

(v)	result in the imposition of any liens upon any assets of Aleafia or the assets of any of its subsidiaries.

(f)	Capitalization.

(i)	The authorized share capital of Aleafia consists of an unlimited number of Aleafia Shares. As of the close of business on [insert date], there are issued and outstanding [●] Aleafia Shares.

As of the close of business theon [insert date], an aggregate of up to [●] Aleafia Shares are issuable upon the exercise of [●] Aleafia Options, up to [●] Aleafia Shares are issuable upon the vesting of [●] Aleafia RSUs, up to [●] Aleafia Shares are issuable upon the vesting of [●] Aleafia DSUs, up to [●] Aleafia Shares are issuable upon

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the exercise of [●] Aleafia Warrants, up to [●] Aleafia Shares are issuable upon the conversion of the Aleafia Convertible Debentures and there are no options (other than the Aleafia Options), units (other than the Aleafia RSUs and the Aleafia DSUs), warrants (other than the Aleafia Warrants), convertible debentures (other than the Aleafia Convertible Debentures), conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre- emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Aleafia of any securities of Aleafia (including Aleafia Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Aleafia (including Aleafia Shares) or of any subsidiary of Aleafia. Other than the Aleafia Shares, the Aleafia Options, the Aleafia RSUs, the Aleafia DSUs, the Aleafia Warrants and the Aleafia Convertible Debentures, there are no securities of Aleafia outstanding.

(ii)	Section [●] of the Aleafia Disclosure Letter sets forth an accurate and complete list of all Aleafia Options, Aleafia RSUs, Aleafia DSUs, Aleafia Warrants and Aleafia Convertible Debentures, including the respective holders, grant dates, number of Aleafia Options, Aleafia RSUs, Aleafia DSUs or Aleafia Warrants, as the case may be, terms of the Aleafia Convertible Debentures, vesting dates, where applicable, and exercise or conversion prices, where applicable. All outstanding Aleafia Shares have been duly authorized and validly issued, are fully paid and non- assessable, and all Aleafia Shares issuable upon the exercise of Aleafia Options and Aleafia Warrants, vesting of the Aleafia RSUs and Aleafia DSUs, and conversion of Aleafia Convertible Debentures, each in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Aleafia (including the Aleafia Shares, Aleafia Options, Aleafia RSUs, Aleafia DSUs, Aleafia Warrants and Aleafia Convertible Debentures) have been issued in compliance with all applicable Laws. Other than the Aleafia Shares, Aleafia Options, Aleafia RSUs, Aleafia DSUs, Aleafia Warrants and Aleafia Convertible Debentures, as applicable, there are no securities of Aleafia or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with Aleafia Shareholders on any matter. There are no outstanding contractual or other obligations of Aleafia or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities, other than the Aleafia Options, Aleafia RSUs, Aleafia DSUs, Aleafia Warrants and Aleafia Convertible Debentures. There are no outstanding bonds, debentures or other evidences of indebtedness of Aleafia or any of its subsidiaries having the right to vote with the holders of the outstanding Aleafia Shares on any matters.

(g)	Reporting Status and Securities Laws Matters. Aleafia is a “reporting issuer” in each of the provinces and territories of Canada and is not on the list of reporting issuers in default under applicable Securities Laws in any of the provinces or territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Aleafia and, to the knowledge of Aleafia, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Aleafia, expected to be implemented or undertaken.

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(h)	United States Securities Law Matters. (i) Aleafia does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is Aleafia subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the

U.S. Exchange Act, and (ii) Aleafia is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America, and is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(i)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Aleafia Shares (or any of them) or any other securities of Aleafia is outstanding and to the knowledge of Aleafia no proceedings for this purpose have been instituted or, to the knowledge of Aleafia, are pending, contemplated or threatened.

(j)	Public Filings. Since March 31, 2022, Aleafia has filed all material documents required to be filed by in accordance with applicable Securities Laws in the provinces and territories of Canada. All such documents and information comprising the Aleafia Filings, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any misrepresentation, except as have been corrected by subsequent disclosure; and

(ii)	complied in all material respects with the requirements of applicable Securities Laws in all of the provinces and territories of Canada, and any amendments to the Aleafia Filings required to be made have been filed on a timely basis with the Securities Authorities in all of the provinces and territories of Canada and the TSX, as applicable. Aleafia has not filed any confidential material change report with any Securities Authority in any of the provinces and territories of Canada that at the date of the Arrangement Agreement remains confidential.

(k)	No Material Change. Other than as disclosed in the Aleafia Filings, since March 31, 2022, there has been no material change in respect of Aleafia and its subsidiaries taken as a whole, and the debt, business and material property of Aleafia and its subsidiaries conform in all respects to the description thereof contained in the Aleafia Filings, and there has been no dividend or distribution of any kind declared, paid or made by Aleafia on any Aleafia Shares.

(l)	Forward-Looking Information. With respect to forward-looking information contained in Aleafia’s public disclosure filings since March 31, 2022 required to be filed in accordance with applicable Securities Laws:

(i)	Aleafia had a reasonable basis for the forward-looking information as at the date such forward-looking information was disclosed; and

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward- looking information.

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(m)	Financial Statements. Aleafia’s audited consolidated financial statements as at and for the years ended March 31, 2023 and 2022 (including the notes thereto) (collectively, the “Aleafia Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Aleafia’s independent auditors, and except that the unaudited Aleafia Financial Statements may not contain footnotes and are subject to normal year- end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Aleafia and its subsidiaries.

(n)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of Aleafia or any subsidiary which are required to be disclosed and are not disclosed or reflected in the Aleafia Financial Statements.

(o)	Internal Accounting Controls. Aleafia and each subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(p)	Accounting Policies. There has been no change in accounting policies of Aleafia since March 31, 2022, other than as disclosed in the Aleafia Financial Statements.

(q)	Independent Auditors. To the knowledge of Aleafia, the auditors of Aleafia who reported on and certified the Aleafia Financial Statements are independent public accountants as required by the securities laws of the Province of Ontario, and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with respect to the auditors.

(r)	No Undisclosed Liabilities. Aleafia and its subsidiaries have no outstanding indebtedness or liabilities and none is a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Aleafia Financial Statements or incurred in the ordinary course of business since March 31, 2022.

(s)	Compliance with Laws, Regulatory Approvals and Authorizations. All operations of Aleafia and the subsidiaries in respect of or in connection with the Aleafia business assets or otherwise have been and continue to be conducted in compliance in all material respects with all applicable Laws. Aleafia and the subsidiaries have obtained and are in compliance in all material respects with all authorizations to permit them to conduct the Aleafia business as currently conducted or proposed to be conducted. All of the authorizations issued to date are valid and in full force and effect and, except as disclosed in Section [●] of the Aleafia Disclosure Letter, none of Aleafia or any of its subsidiaries has received any correspondence or notice from any Governmental Entity alleging or asserting

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material non-compliance with any applicable Laws or authorizations and Aleafia does not know of any basis for any such allegation or assertion. None of Aleafia or any of its subsidiaries has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any authorizations or any notice advising of the refusal to grant any authorization that has been applied for or is in process of being granted and to the knowledge of Aleafia there is no reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action that would result in a Material Adverse Effect.

(t)	Compliance with Laws. Aleafia and its subsidiaries have complied in all material respects with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(u)	Litigation. Except as disclosed in Section [●] of the Aleafia Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, regulatory investigations or proceedings pending or, to the knowledge of Aleafia, threatened affecting Aleafia or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any non-governmental organization, community, community group or any Governmental Entity, including matters arising under environmental Laws, which if finally determined adversely to Aleafia or its subsidiaries would be expected to have a Material Adverse Effect. Neither Aleafia nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(v)	Restrictions on Business Activities. To the knowledge of Aleafia, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Aleafia or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(w)	Taxes.

(i)	Aleafia and each of its subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, except where such failure to file such Tax Return would not be expected to have a Material Adverse Effect and all such Tax Returns are complete and correct in all material respects.

(ii)	Except as disclosed in Section [●] of the Aleafia Disclosure Letter, Aleafia and each of its subsidiaries has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Aleafia Financial Statements.

(iii)	To the knowledge of Aleafia and except as provided for in the Aleafia Financial Statements and as disclosed in Section Section [●] of the Aleafia Disclosure Letter, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Aleafia or any of its subsidiaries, and neither Aleafia nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Aleafia, threatened against Aleafia or any of its subsidiaries or any of their respective assets, that would be reasonably expected to have a Material Adverse Effect.

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(iv)	To the knowledge of Aleafia and except as disclosed in Section [●] of the Aleafia Disclosure Letter, no claim has been made by any Governmental Entity in a jurisdiction where Aleafia or any of its subsidiaries does not file Tax Returns that Aleafia or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	To the knowledge of Aleafia and except as disclosed in Section [●] of the Aleafia Disclosure Letter, there are no liens for unpaid Taxes (other than in respect of Taxes not yet due and payable and for which adequate accruals or reserves have been established in accordance with IFRS) upon any of the assets of Aleafia or any of its subsidiaries.

(vi)	Except as disclosed in Section [●] of the Aleafia Disclosure Letter, Aleafia and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of material Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	Aleafia and each of its subsidiaries have given to RWB true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods, or transactions consummated, for the prior three years, and there are no material omissions in the foregoing.

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Aleafia is resident in Canada; and

(B)	each subsidiary of Aleafia is resident in the jurisdiction in which it is formed, amalgamated and/or continued into and is not resident in any other country.

(ix)	With respect to each outstanding Aleafia Option that was granted to the holder by virtue of the holder’s provision of services to Aleafia or a subsidiary, (i) such holder dealt at arm’s length (within the meaning of the Tax Act) with Aleafia at the time immediately following the grant of such Aleafia Option and (ii) the exercise price of such Aleafia Option was in accordance with the policies of the TSX.

(x)	Ownership of Subsidiaries. Section [●] of the Aleafia Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Aleafia, each of which is wholly-owned. Other than with respect to any rights derived from permitted liens, all of the issued and outstanding securities and other ownership interests in the subsidiaries of Aleafia are duly authorized, validly issued, fully paid and non-assessable, and all such securities and other ownership interests held directly or indirectly by Aleafia are legally and beneficially owned free and clear of all liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such securities or other ownership interests in or material assets or properties of any of the subsidiaries of Aleafia. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Aleafia to issue, sell or deliver any securities or other ownership interests, or any securities or obligations convertible into or exchangeable for, any securities or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any securities or other ownership interests in any subsidiary of Aleafia.

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(y)	Title to Aleafia Business Assets. Each of Aleafia and its subsidiaries owns or has the right to use all material Aleafia business assets currently owned or used in the Aleafia business, including: (i) all Material Contracts; and (ii) all material Aleafia business assets necessary to enable Aleafia to carry on the Aleafia business as now conducted and as presently proposed to be conducted. Except as disclosed in Section [●] of the Aleafia Disclosure Letter, no third party has any ownership right, title, interest in, claim in, lien against or any other right to any material Aleafia business assets owned by Aleafia.

(z)	Real Property.

(i)	The Aleafia owned real property (all of which is described in Section [●] of the

Aleafia Disclosure Letter):

(A)	has adequate access to and use of all necessary utilities including, but not limited to, local power grids, potable water and waste water treatment;

(B)	is owned and operated in material compliance with applicable Laws including all reporting and monitoring requirements thereunder, and there are no pending or, to Aleafia’s knowledge, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non- compliance or violation, investigation or proceedings relating to any applicable Laws for such land, which have not been obtained, and there are no authorizations required for the Aleafia owned real property;

(C)	is the only real property currently owned by Aleafia or any subsidiary;

(D)	is in material compliance with all zoning requirements of any applicable Governmental Entity, and

(ii)	Aleafia or its subsidiaries is the absolute beneficial owner of, and has a good and marketable beneficial interest in, the Aleafia owned real property, free and clear of all encumbrances, except for permitted liens.

(aa)	Leased Premises. With respect to each of the Aleafia leased premises (all of which are described in Section [●] of the Aleafia Disclosure Letter), Aleafia and/or each subsidiary occupies the Aleafia leased premises and has the right to occupy and use the Aleafia leased premises and each of the leases pursuant to which Aleafia or any subsidiary occupies the Aleafia leased premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of the Arrangement Agreement, and the completion of the Arrangement, will not afford any of the parties to such leases or any other Person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(bb)	Assets in Good Condition. All material physical Aleafia business assets are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

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(cc)	Privacy Protection. Each of Aleafia and its subsidiaries have security measures and safeguards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. To its knowledge, Aleafia and its subsidiaries have complied, in all material respects, with all applicable privacy legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws. Aleafia and its subsidiaries limit the collection, use, disclosure and processing of personal information to the scope of the consent collected and or the contractual agreements in place governing the collection, use or disclosure of such personal information.

(dd)	Intellectual Property. Aleafia and its subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the Aleafia business (all of which are described in Section [●] of the Aleafia Disclosure Letter) and Aleafia is not aware of any claim to the contrary or any challenge by any other Person to the rights of Aleafia or any its subsidiaries with respect to the foregoing. To the knowledge of Aleafia, the Aleafia business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any Person. To the knowledge of Aleafia, no material claim has been made against Aleafia or any of its subsidiaries alleging the infringement by Aleafia or any of its subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any Person.

(ee)	Research and Development. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by Aleafia and its Subsidiaries in connection with its business is being conducted in accordance with Health Canada requirements and standard industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Aleafia business, all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(ff)	Books and Records. The financial books, records and accounts of Aleafia and its subsidiaries, in all material respects:

(i)	have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(ii)	in each case accurately and fairly reflect the material transactions and dispositions of the assets of Aleafia and its subsidiaries; and

(iii)	accurately and fairly reflect the basis for the Aleafia Financial Statements.

(gg)	Minute Books. Except as disclosed in Section [●] of the Aleafia Disclosure Letter, the minute books of each of Aleafia and its subsidiaries, which have been provided to RWB prior to the date hereof, are true and correct in all material respects, and contain the minutes of all meetings of the boards of directors, committees of the boards and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders.

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(hh)	Contracts. Section [●] of the Aleafia Disclosure Letter includes a complete and accurate list of all Material Contracts to which Aleafia or any of its subsidiaries is a party which are in full force and effect as of the date hereof. All such Material Contracts disclosed in Section [●] of the Aleafia Disclosure Letter are in full force and effect, and Aleafia or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Aleafia has made available to RWB in the Aleafia data room true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Aleafia or its subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Aleafia and its subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Aleafia or any of its subsidiaries or, to the knowledge of Aleafia, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, to Aleafia’s knowledge, neither Aleafia nor any of its subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Aleafia, no such action has been threatened. Neither Aleafia nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Aleafia or any of its subsidiaries.

(ii)	Business Relationships. All Material Contracts with third parties in connection with the Aleafia business have been entered into and are being performed by Aleafia and its subsidiaries and, to the knowledge of Aleafia, by all other third parties thereto, in compliance with their terms in all material respects. There exists no actual or, to the knowledge of Aleafia, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of Aleafia or its subsidiaries, with any supplier, partner, or customer, or any group of suppliers, partners or customers whose business with or whose purchases or inventories, components, technologies, products or services provided to the business of Aleafia or its subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of Aleafia (on a consolidated basis). To the knowledge of Aleafia, all such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent Aleafia or its subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(jj)	Permits. Aleafia and each of its subsidiaries has obtained and is in compliance in all material respects with all material permits required by applicable Laws that are necessary to conduct its current business as it is now being conducted (which for greater certainty, includes all of the permits which are described in Section [●] of the Aleafia Disclosure Letter), except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect.

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(kk)	Environmental Matters. Each of Aleafia and its subsidiaries and their respective businesses, operations, and properties, including the Aleafia owned real property:

(i)	to Aleafia’s knowledge, is in material compliance with all environmental Laws and all terms and conditions of all environmental permits;

(ii)	has not received any order, request or notice from any Person alleging a material violation of any environmental Law;

(iii)	is not a party to any litigation or administrative proceeding, nor to the knowledge of Aleafia is any litigation or administrative proceeding threatened against it or its property or assets, which in either case asserts or alleges that it violated any environmental Laws, is required to clean up, remove or take remedial or other response action due to the release of any hazardous substances, or is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the release of any hazardous substances;

(iv)	has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable environmental Laws that would result in a Material Adverse Effect;

(v)	is not subject to any judgment, decree, order or citation related to or arising out of applicable environmental Law and to Aleafia’s knowledge has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any environmental Laws; and

(vi)	to Aleafia’s knowledge is not involved in operations and does not know of any facts, circumstances or conditions, including any release of any hazardous substance, that would reasonably be expected to result in any claim arising under environmental Laws that would result in any Material Adverse Effect.

(ii)	Regulatory.

(i)	Aleafia and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws; and

(ii)	Aleafia and its subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Approvals in all material respects and have made all requisite material declarations and filings with the Governmental Entities required to keep its permits in good standing. Aleafia and its subsidiaries have not received any written notices or other correspondence from the Governmental Entities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Approval relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of Aleafia or its subsidiaries to operate their respective businesses.

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(jj)	Employee Benefits. Except as disclosed in Section [●] of the Aleafia Disclosure Letter, neither Aleafia nor any of its subsidiaries is party to any employee plans or collective bargaining agreements.

(kk)	Labour and Employment.

(i)	Section [●] of the Aleafia Disclosure Letter sets forth a complete list of all employees of Aleafia and its subsidiaries, together with their titles, service dates, current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Section [●] of the Aleafia Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. All current assessments under applicable workers compensation legislation in relation to the employees listed in Section [●] of the Aleafia Disclosure Letter have been paid or accrued by Aleafia and its subsidiaries, as applicable, and Aleafia and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Except for those written employment contracts with employees of Aleafia and any of its subsidiaries identified in Section [●] of the Aleafia Disclosure Letter (other than employment contracts with employees that are terminable without cause by Aleafia without severance or change of control pay or benefits, in which case only the form of such employment contract will be listed), there are no written contracts of employment entered into with any such employees. Except for those agreements or provisions described in Section [●] of the Aleafia Disclosure Letter, no employee of Aleafia or of any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)	Except as disclosed in Section [●] of the Aleafia Disclosure Letter, neither Aleafia nor any subsidiary is party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group. There are no threatened or apparent union organizing activities involving employees of Aleafia or any of its subsidiaries, nor is Aleafia or any of its subsidiaries currently negotiating any collective bargaining agreements.

(iv)	Section [●] of the Aleafia Disclosure Letter sets forth a complete list of the consulting and third-party contractor agreements as they relate to the operations of the Aleafia business, between Aleafia or any of its subsidiaries (other than consulting agreements with contractors that are terminable without penalty on less than thirty (30) days’ notice, in which case only forms of such contracts will be listed, unless any such contract provides severance or change of control pay or benefits that are, in each case, greater than required by applicable Laws). There are no material defaults or violations by Aleafia or any of its subsidiaries under any such agreements listed in Section [●] of the Aleafia Disclosure Letter, and there are no material claims or proceedings, or to the knowledge of Aleafia, threatened material claims or proceedings of any kind from any such third-party contractors.

(ll)	Previous Acquisitions. All previous material acquisitions completed by Aleafia or any subsidiaries of any securities or real property of any other entity, have been fully and properly disclosed in documents filed on www.sedar.com by or on behalf of Aleafia with the Securities Authorities, were completed in compliance in all material respects with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained or made, as applicable, and complied with in all material respects.

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(mm)	Related Party Transactions. Other than as disclosed in the Aleafia Filings, there are no Material Contracts or other transactions currently in place between Aleafia or any of its subsidiaries and:

(i)	any officer or director of Aleafia or any of its subsidiaries;

(ii)	any holder of record or beneficial owner of 10% or more of the Aleafia Shares; and

(iii)	to the knowledge of Aleafia, any affiliate or associate of any such officer, director, holder of record or beneficial owner.

(nn)	Expropriation. No part of the property or assets of Aleafia or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Aleafia or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(oo)	Registration Rights. No Aleafia Shareholder has any right to compel Aleafia to register or otherwise qualify the Aleafia Shares (or any of them) for public sale or distribution.

(pp)	Rights of Other Persons. No Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Aleafia or any of its subsidiaries, or any part thereof.

(qq)	No Voting Control. Aleafia is not a party to any agreement, nor to the knowledge of Aleafia is there any agreement, which in any manner affects the voting control of any securities of Aleafia.

(rr)	Brokers. Except for the Financial Advisor, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Aleafia or its subsidiaries who is entitled to any fee or commission from any of Aleafia or its subsidiaries in connection with the transactions contemplated hereby or will have any ongoing commitment from Aleafia or its subsidiaries after the Effective Time. Aleafia has retained the Financial Advisor to provide the Fairness Opinion. Section [●] of the Aleafia Disclosure Letter sets forth all fees and expenses payable to the Financial Advisor by Aleafia or any of its Subsidiaries in connection with the transactions contemplated hereby.

(ss)	Insurance. As of the date hereof, Aleafia and its Subsidiaries have such policies of insurance as are listed in Section [●] of the Aleafia Disclosure Letter. Each of Aleafia and its subsidiaries maintain insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect.

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(tt)	Corrupt Practices Legislation. To the knowledge of Aleafia, neither Aleafia nor its subsidiaries or affiliates nor any of their respective officers, directors, employees, consultants, representatives or agents acting on behalf of Aleafia or any of its Subsidiaries or affiliates, has (i) violated any anti-bribery or anti-corruption laws applicable to Aleafia or any subsidiary, including but not limited to Canada’s Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any government official, whether directly or through any other Person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of Aleafia or any subsidiary or affiliate in obtaining or retaining business for or with, or directing business to, any Person; or (Y) to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither Aleafia nor its subsidiaries or affiliates nor any of their respective officers, directors, employees, consultants, representatives or agents, has (i) conducted or initiated any review, audit, or internal investigation that concluded Aleafia or its subsidiaries or affiliates, or their respective officers, directors, employees, consultants, representatives or agents violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any such laws, or received any notice, request, or citation from any Person alleging non-compliance with any such laws.

(uu)	Anti-Money Laundering. The operations of Aleafia and each subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Aleafia or any subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Aleafia, threatened.

(vv)	Directors and Officers. None of the directors or officers of Aleafia or any subsidiary are now, or have been, since the date that is ten (10) years prior to the date hereof (i) subject to an order or ruling of any Securities Authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of Aleafia or other company.

(ww)	No Shareholder Rights Plan. As of the date hereof, there is no shareholder rights plan, “poison pill”, anti-takeover plan or similar device in effect to which Aleafia or any of its subsidiaries is subject, party or otherwise bound.

Schedule “E”

RWB Representations and Warranties

In connection with, and effective upon, RWB’s execution and delivery of the Arrangement Agreement, RWB hereby represents and warrants to Aleafia as follows:

(a)	Board Approval. As of the date hereof, the board of directors of RWB, after consultation with its financial and legal advisors, has determined that the Arrangement Agreement is in the best interests of RWB and has approved the execution and performance of the Arrangement Agreement.

(b)	Organization and Qualification. RWB and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its material property and assets as now owned and to carry on its business as it is now being conducted. RWB and each of its subsidiaries:

(i)	has all material permits necessary to conduct its business as now conducted as disclosed in the RWB Filings, except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(c)	Authority. RWB has the requisite corporate power, authority and capacity to enter into the Arrangement Agreement and to perform its obligations thereunder. The execution and delivery of the Arrangement Agreement by RWB and the performance by RWB of its obligations under the Arrangement Agreement have been duly authorized by the board of directors of RWB and no other corporate proceedings on its part are necessary to authorize the Arrangement Agreement. The Arrangement Agreement has been duly executed and delivered by RWB and constitutes a legal, valid and binding obligation of RWB, enforceable against RWB in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(d)	No Violation. The authorization, execution and delivery of the Arrangement Agreement by RWB, the completion of the transactions contemplated by the Arrangement Agreement and the performance of RWB’s obligations thereunder in accordance with the terms thereof will not:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on RWB or any of its subsidiaries, under any of the terms, conditions or provisions of:

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(A)	their respective constating documents; or

(B)	any permit or Material Contract to which RWB or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which RWB or any of its subsidiaries is bound; or

(ii)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to RWB or any of its subsidiaries or any of their respective properties or assets; or

(iii)	cause the suspension or revocation of any permit currently in effect held by RWB or any of its subsidiaries; or

(iv)	give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, contract, license, franchise or permit to which RWB is a party; or

(v)	result in the imposition of any liens upon any assets of RWB or the assets of any of its subsidiaries.

(e)	Capitalization.

(i)	The authorized share capital of RWB consists of an unlimited number of RWB Shares, an unlimited number of RWB Series I Preferred Shares and an unlimited number of RWB Series II Preferred Shares. As of the close of business on [insert date], there are issued and outstanding [●] RWB Shares.

As of the close of business on [insert date], an aggregate of up to [●] RWB Shares are issuable upon the exercise of [●] RWB stock options and up to [●] RWB Shares are issuable upon the conversion of the RWB convertible debentures, and there are no options (other than the RWB stock options), units (other than the RWB restricted share units), warrants, convertible debentures (other than the RWB convertible debentures) conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by RWB of any securities of RWB (including RWB Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of RWB (including RWB Shares) or of any subsidiary of RWB. Other than the RWB Shares, RWB stock options and RWB convertible debentures, there are no securities of RWB outstanding.

(ii)	Section [●] of the RWB Disclosure Letter sets forth an accurate and complete list of all RWB stock options and RWB convertible debentures, including the respective holders, grant dates, number of RWB stock options, as the case may be, terms of the RWB convertible debentures, vesting dates, where applicable, and exercise or conversion prices, where applicable. All outstanding RWB Shares have

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been duly authorized and validly issued, are fully paid and non-assessable, and all RWB Shares issuable upon the exercise of RWB stock options and conversion of RWB convertible debentures, each in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of RWB (including the RWB Shares, RWB stock options and RWB convertible debentures) have been issued in compliance with all applicable Laws. Other than the RWB Shares, RWB stock options and RWB convertible debentures, as applicable, there are no securities of RWB or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with RWB Shareholders on any matter. There are no outstanding contractual or other obligations of RWB or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities, other than the RWB stock options, and RWB convertible debentures. There are no outstanding bonds, debentures or other evidences of indebtedness of RWB or any of its subsidiaries having the right to vote with the holders of the outstanding RWB Shares on any matters.

(f)	Securities Issuable in Connection with Arrangement. The Consideration Shares to be issued pursuant to the Arrangement, the RWB Shares issuable upon the exercise from time to time of the Replacement RWB Options in accordance with their respective terms and the Aleafia Warrants in accordance with their respective terms, will, when issued and delivered, be duly and validly issued by RWB on their respective dates of issue as fully paid and non-assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon RWB at the time that such shares are issued and will be issued in compliance with the constating documents of RWB and all applicable Laws. As of the Effective Date, all of the Replacement RWB Options and Aleafia Warrants will be outstanding as duly authorized and validly existing options and warrants to acquire RWB Shares, which will not be issued in violation of the terms of any agreement or other understanding binding upon RWB at the time at which they are issued.

(g)	Reporting Status and Securities Laws Matters. RWB is a “reporting issuer” in the provinces (other than Quebec) of Canada and is not on the list of reporting issuers in default under applicable Securities Laws in any of the provinces (other than Quebec) of Canada. Except as disclosed in Section [●] of the RWB Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of RWB and, to the knowledge of RWB, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of RWB, expected to be implemented or undertaken.

(h)	Absence of Cease Trade Orders. Except as disclosed in Section [●] of the RWB Disclosure Letter, no order ceasing or suspending trading in the RWB Shares (or any of them) or any other securities of RWB is outstanding and to the knowledge of RWB no proceedings for this purpose have been instituted or, to the knowledge of RWB, are pending, contemplated or threatened.

(i)	Public Filings. Except as disclosed in Section [●] of the RWB Disclosure Letter, since March 31, 2022, RWB has filed all material documents required to be filed by in accordance with applicable Securities Laws in the provinces (other than Quebec) of Canada. All such documents and information comprising the RWB Filings, as of their respective dates (and the dates of any amendments thereto):

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(i)	did not contain any misrepresentation, except as have been corrected by subsequent disclosure; and

(ii)	complied in all material respects with the requirements of applicable Securities Laws in all of the provinces (other than Quebec) of Canada, and any amendments to the RWB Filings required to be made have been filed on a timely basis with the Securities Authorities in all of the provinces (other than Quebec) of Canada and the CSE, as applicable. RWB has not filed any confidential material change report with any Securities Authority in any of the provinces (other than Quebec) of Canada that at the date of the Arrangement Agreement remains confidential.

(j)	No Material Change. Other than as disclosed in the RWB Filings, since March 31, 2022, there has been no material change in respect of RWB and its subsidiaries taken as a whole, and the debt, business and material property of RWB and its subsidiaries conform in all respects to the description thereof contained in the RWB Filings, and there has been no dividend or distribution of any kind declared, paid or made by RWB on any RWB Shares.

(k)	Forward-Looking Information. With respect to forward-looking information contained in RWB’s public disclosure filings since March 31, 2022 required to be filed in accordance with applicable Securities Laws:

(i)	RWB had a reasonable basis for the forward-looking information as at the date such forward-looking information was disclosed; and

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward- looking information.

(l)	Financial Statements. RWB’s audited financial statements as at and for the years ended December 31, 2022 and 2021 and unaudited interim financial statements for the three [and six] months ended [●], 2023 (collectively, the “RWB Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of RWB’s independent auditors, and except that the unaudited RWB Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of RWB and its subsidiaries.

(m)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of RWB or any subsidiary which are required to be disclosed and are not disclosed or reflected in the RWB Financial Statements.

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(n)	Internal Accounting Controls. RWB and each subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(o)	Accounting Policies. There has been no change in accounting policies of RWB since March 31, 2022, other than as disclosed in the RWB Financial Statements.

(p)	Independent Auditors. To the knowledge of RWB, the auditors of RWB who reported on and certified the RWB Financial Statements are independent public accountants as required by the securities laws of the Province of British Columbia, and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with respect to the auditors.

(q)	No Undisclosed Liabilities. RWB and its subsidiaries have no outstanding indebtedness or liabilities and none is a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the RWB Financial Statements or incurred in the ordinary course of business since March 31, 2022.

(r)	Compliance with Laws, Regulatory Approvals and Authorizations. All operations of RWB and the subsidiaries in respect of or in connection with the RWB business assets or otherwise have been and continue to be conducted in compliance in all material respects with all applicable Laws. RWB and the subsidiaries have obtained and are in compliance in all material respects with all authorizations to permit them to conduct the RWB business as currently conducted or proposed to be conducted. All of the authorizations issued to date are valid and in full force and effect and, except as disclosed in Section [●] of the RWB Disclosure Letter, none of RWB or any of its subsidiaries has received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws or authorizations and RWB does not know of any basis for any such allegation or assertion. None of RWB or any of its subsidiaries has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any authorizations or any notice advising of the refusal to grant any authorization that has been applied for or is in process of being granted and to the knowledge of RWB there is no reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action that would result in a Material Adverse Effect.

(s)	Compliance with Laws. RWB and its subsidiaries have complied in all material respects with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(t)	Litigation. Except as disclosed in the RWB Financial Statements or Section [●] of the RWB Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, regulatory investigations or proceedings pending or, to the knowledge of RWB, threatened affecting RWB or any of its subsidiaries or affecting any of their

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respective property or assets at law or in equity before or by any non-governmental organization, community, community group, or any Governmental Entity, including matters arising under environmental Laws, which if finally determined adversely to RWB or its subsidiaries would be expected to have a Material Adverse Effect. Neither RWB nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(u)	Restrictions on Business Activities. To the knowledge of RWB, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon RWB or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(v)	Taxes.

(i)	Except as disclosed in Section [●] of the RWB Disclosure Letter, RWB and each of its subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, except where such failure to file such Tax Return would not be expected to have a Material Adverse Effect and all such Tax Returns are complete and correct in all material respects.

(ii)	Except as disclosed in Section [●] of the RWB Disclosure Letter, RWB and each of its subsidiaries has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published RWB Financial Statements.

(iii)	Except as disclosed in Section [●] of the RWB Disclosure Letter, to the knowledge of RWB and except as provided for in the RWB Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of RWB or any of its subsidiaries, and neither RWB nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of RWB, threatened against RWB or any of its subsidiaries or any of their respective assets, that would be reasonably expected to have a Material Adverse Effect.

(iv)	Except as disclosed in Section [●] of the RWB Disclosure Letter, To the knowledge of RWB, no claim has been made by any Governmental Entity in a jurisdiction where RWB or any of its subsidiaries does not file Tax Returns that RWB or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	To the knowledge of RWB, there are no liens for unpaid Taxes (other than in respect of Taxes not yet due and payable and for which adequate accruals or reserves have been established in accordance with IFRS) upon any of the assets of RWB or any of its subsidiaries.

(vi)	Except as disclosed in Section [●] of the RWB Disclosure Letter, RWB and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of material Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

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(vii)	Except as disclosed in Section [●] of the RWB Disclosure Letter, RWB and each of its subsidiaries have given to Aleafia true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods, or transactions consummated, for the prior three years, and there are no material omissions in the foregoing.

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	RWB is resident in Canada; and

(B)	each subsidiary of RWB is resident in the jurisdiction in which it is formed, amalgamated and/or continued into and is not resident in any other country.

(w)	Ownership of Subsidiaries. Section [●] of the RWB Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by RWB, each of which is wholly-owned. Other than with respect to any rights derived from permitted liens, all of the issued and outstanding securities and other ownership interests in the subsidiaries of RWB are duly authorized, validly issued, fully paid and non-assessable, and all such securities and other ownership interests held directly or indirectly by RWB are legally and beneficially owned free and clear of all liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such securities or other ownership interests in or material assets or properties of any of the subsidiaries of RWB. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of RWB to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in any subsidiary of RWB.

(x)	Title to RWB Business Assets. Each of RWB and its subsidiaries owns or has the right to use all material RWB business assets currently owned or used in the RWB business, including: (i) all Material Contracts; and (ii) all material RWB business assets necessary to enable RWB to carry on the RWB business as now conducted and as presently proposed to be conducted. Except as disclosed in Section [●] of the RWB Disclosure Letter, no third party has any ownership right, title, interest in, claim in, lien against or any other right to any material RWB business assets owned by RWB.

(y)	Real Property.

(i)	The RWB owned real property (all of which is described in Section [●] of the RWB Disclosure Letter):

(A)	has adequate access to and use of all necessary utilities including, but not limited to, local power grids, potable water and waste water treatment;

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(B)	is owned and operated in material compliance with applicable Laws including all reporting and monitoring requirements thereunder, and there are no pending or, to RWB’s knowledge, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non- compliance or violation, investigation or proceedings relating to any applicable Laws for such land, which have not been obtained, and there are no authorizations required for the RWB owned real property;

(C)	is the only real property currently owned by RWB or any subsidiary;

(D)	is in material compliance with all zoning requirements of any applicable Governmental Entity, and

(ii)	RWB or its subsidiaries is the absolute beneficial owner of, and has a good and marketable beneficial interest in, the RWB owned real property, free and clear of all encumbrances, except for permitted liens.

(z)	Privacy Protection. Each of RWB and its subsidiaries have security measures and safeguards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. To its knowledge, RWB and its subsidiaries have complied, in all material respects, with all applicable privacy legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws. RWB and its subsidiaries limit the collection, use, disclosure and processing of personal information to the scope of the consent collected and or the contractual agreements in place governing the collection, use or disclosure of such personal information.

(aa)	Contracts. Section [●] of the RWB Disclosure Letter includes a complete and accurate list of all Material Contracts to which RWB or any of its subsidiaries is a party which are in full force and effect as of the date hereof. All such Material Contracts disclosed in Section [●] of the RWB Disclosure Letter are in full force and effect, and RWB or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. RWB has made available to Aleafia in the RWB data room true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of RWB or its subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. RWB and its subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of RWB or any of its subsidiaries or, to the knowledge of RWB, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, to RWB’s knowledge, neither RWB nor any of its subsidiaries has received written notice that any party to a material contract intends to cancel, terminate or otherwise modify or not renew such material contract, and to the knowledge of RWB, no such action has been threatened. Neither RWB nor any of its subsidiaries is a party to any material contract that contains any non-competition obligation or otherwise restricts in any material way the business of RWB or any of its subsidiaries.

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(bb)	Business Relationships. All Material Contracts with third parties in connection with the RWB business have been entered into and are being performed by RWB and its subsidiaries and, to the knowledge of RWB, by all other third parties thereto, in compliance with their terms in all material respects. There exists no actual or, to the knowledge of RWB, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of RWB or its subsidiaries, with any supplier, partner, or customer, or any group of suppliers, partners or customers whose business with or whose purchases or inventories, components, technologies, products or services provided to the business of RWB or its subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of RWB (on a consolidated basis). To the knowledge of RWB, all such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent RWB or its subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(cc)	Permits. RWB and each of its subsidiaries has obtained and is in compliance in all material respects with all material permits required by applicable Laws that are necessary to conduct its current business as it is now being conducted (which for greater certainty, includes all of the permits which are described in Section [●] of the RWB Disclosure Letter), except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Regulatory.

(i)	RWB and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws; and

(ii)	RWB and its subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Approvals in all material respects and have made all requisite material declarations and filings with the Governmental Entities required to keep its permits in good standing. RWB and its subsidiaries have not received any written notices or other correspondence from the Governmental Entities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Approval relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of RWB or its subsidiaries to operate their respective businesses.

(ee)	Insurance. As of the date hereof, RWB and its Subsidiaries have such policies of insurance as are listed in Section [●] of the RWB Disclosure Letter. Each of RWB and its subsidiaries maintain insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect.

(ff)	Corrupt Practices Legislation. To the knowledge of RWB, neither RWB nor its subsidiaries or affiliates nor any of their respective officers, directors, employees, consultants, representatives or agents acting on behalf of RWB or any of its Subsidiaries or affiliates, has (i) violated any anti-bribery or anti-corruption laws applicable to RWB or

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any subsidiary, including but not limited to Canada’s Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any government official, whether directly or through any other Person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of RWB or any subsidiary or affiliate in obtaining or retaining business for or with, or directing business to, any Person; or (Y) to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither RWB nor its subsidiaries or affiliates nor any of their respective officers, directors, employees, consultants, representatives or agents, has (i) conducted or initiated any review, audit, or internal investigation that concluded RWB or its subsidiaries or affiliates, or their respective officers, directors, employees, consultants, representatives or agents violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti- corruption laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any such laws, or received any notice, request, or citation from any Person alleging non-compliance with any such laws.

(gg)	Anti-Money Laundering. The operations of RWB and each subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving RWB or any subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of RWB, threatened.

(hh)	Directors and Officers. Except as disclosed in Section Section [●] of the RWB Disclosure Letter, none of the directors or officers of RWB or any subsidiary are now, or have been, since the date that is ten (10) years prior to the date hereof (i) subject to an order or ruling of any Securities Authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of RWB or other company.

Schedule “F”

Aleafia Covenants

I.	General and Regarding the Arrangement

(1)	Aleafia covenants and agrees that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of RWB, acting reasonably, or (ii) as required or permitted by the Arrangement Agreement, Aleafia will, and will cause its subsidiaries to, conduct their business in the ordinary course, and Aleafia will use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets (including, for greater certainty, Aleafia’s business assets), goodwill and business relationships with other Persons with which Aleafia or any of its subsidiaries have business relations.

(2)	Without limiting the generality of (1) above, Aleafia covenants and agrees that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of RWB, acting reasonably, or (ii) as required or permitted by the Arrangement Agreement, Aleafia will not, and Aleafia will not permit any of its subsidiaries to, directly or indirectly:

(a)	amend its constating documents or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine, consolidate or reclassify any of its securities or declare, set aside or pay any dividend or other distribution thereon (whether in cash, securities or property or any combination thereof), or amend or modify any term of any outstanding debt security;

(c)	redeem, purchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire any of its outstanding securities;

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any securities or other equity or voting interests (including issued Aleafia Shares held by Aleafia in treasury), or any options, warrants or similar rights or convertible securities exercisable or exchangeable for or convertible into such securities or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Aleafia Shares, except for the issuance of Aleafia Shares issuable upon (i) the exercise of the currently outstanding Aleafia Options and Aleafia Warrants, (ii) the vesting and settlement of the currently outstanding Aleafia RSUs and Aleafia DSUs, or (iii) the conversion of the currently outstanding Aleafia Convertible Debentures;

(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any Person;

(f)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Aleafia or any of its subsidiaries;

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(g)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

(h)	sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber (other than a permitted lien) or otherwise transfer any assets of Aleafia or of any of its subsidiaries or any interest in any assets of Aleafia and its subsidiaries;

(i)	other than as required by the Arrangement Agreement and the transactions contemplated herein, make any capital expenditure or commitment to do so;

(j)	amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(k)	in respect of any of Aleafia’s business assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing authorization, right to use, lease or contract;

(l)	amend, modify or terminate, cancel or let lapse any material insurance (or re- insurance) policy of Aleafia or any subsidiary in effect on the date of the Arrangement Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(m)	prepay any indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(n)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(o)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p)	other than such Tax matters set out at Section [●] of the Aleafia Disclosure Letter, settle or compromise any Tax claim, assessment, reassessment or liability, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(q)	make any change in Aleafia’s methods of accounting, except as required by concurrent changes in IFRS;

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(r)	grant any increase in the rate of wages, salaries, bonuses or other remuneration of any Aleafia employee or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind;

(s)	(i) adopt, enter into or amend any employee plan; (ii) pay any benefit to any director or officer of Aleafia or any of its subsidiaries or to any Aleafia employee that is not required under the terms of any employee plan in effect on the date of the Arrangement Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of Aleafia or any of its subsidiaries or to any Aleafia employee; (iv) make any determination under any employee plan that is not in the ordinary course of business; or (v) take or propose any action to effect any of the foregoing;

(t)	cancel, waive, release, assign, settle or compromise any claims or rights or take any action or fail to take any action that would result in termination of any claims or rights;

(u)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of Aleafia;

(v)	enter into any contract with a Person (other than a wholly-owned subsidiary of Aleafia) that does not deal at arm’s length with Aleafia within the meaning of the Tax Act;

(w)	other than in connection with the Fairness Opinion and, if required, formal valuation, enter into or amend any contract with any broker, finder or investment banker; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Aleafia will forthwith notify RWB in writing of:

(a)	any Material Adverse Effect; or

(b)	any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Aleafia or its subsidiaries.

(4)	Subject to the terms and conditions of the Arrangement Agreement, Aleafia will, and will cause its subsidiaries to, perform all obligations required to be performed by Aleafia or any of its subsidiaries under the Arrangement Agreement, cooperate with RWB in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Aleafia will and, where appropriate, will cause each of its subsidiaries to:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its Material

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Contracts in connection with the Arrangement or (ii) required in order to maintain its Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to RWB, acting reasonably, and without paying, and without committing itself or RWB to pay, any consideration or incur any liability or obligation without the prior written consent of RWB, acting reasonably;

(b)	prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by Aleafia or any of its subsidiaries and using its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and providing or submitting all documentation and information that is required, or in the reasonable opinion of RWB, advisable, in connection with obtaining such Regulatory Approvals;

(c)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(d)	carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement;

(f)	use its commercially reasonable efforts to assist in causing each member of the board of directors of Aleafia and the board of directors of each of its wholly-owned subsidiaries (in each case to the extent requested by RWB) to be replaced by Persons designated or nominated, as applicable, by RWB effective as of the Effective Time;

(g)	comply with TSX and CSE requirements relevant to the Arrangement Agreement; and

(g)	use commercially reasonable efforts to satisfy all conditions precedent set forth in the Arrangement Agreement.

II.	Covenants Regarding Non-Solicitation and Acquisition Proposals

(1)	Except as expressly provided herein, Aleafia will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or an agent of it or any of its respective subsidiaries (collectively “Representatives”), or otherwise, and will not permit any such Person to:

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(a)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Aleafia or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than RWB or any of its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that Aleafia may communicate with any Person for purposes of advising such Person of the restrictions in the Arrangement Agreement and also advising such Person that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)	enter into or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement).

(2)	Except as expressly provided in the Arrangement Agreement, Aleafia will not, directly or indirectly, through any Representative or otherwise, and will not permit any such Person to:

(a)	make a change in recommendation (meaning where the board of directors of Aleafia or any committee of the board of directors of Aleafia fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days after having been requested in writing by RWB to do so, the board of directors of Aleafia’s recommendation, or takes no position or a neutral position with respect to an Acquisition Proposal in respect of Aleafia for more than five (5) Business Days after first learning of an Acquisition Proposal in respect of Aleafia or takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the board of directors of Aleafia or a committee of the board of directors of Aleafia does not unanimously support the Arrangement and the Arrangement Agreement or does not unanimously believe that the Arrangement and the Agreement Agreement are in the best interests of Aleafia and its security holders); or

(b)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Aleafia (it being understood that taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Aleafia for a period of no more than five (5) Business Days following the announcement or disclosure of such Acquisition Proposal will not be considered to be in violation of the Arrangement Agreement provided the board of directors of Aleafia has rejected such Acquisition Proposal and affirmed its recommendation regarding the Arrangement before the end of such five (5) Business Day period).

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(3)	Aleafia will, and will cause its subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than RWB or its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination will no longer provide access to any data room or provide any new disclosure of information, or access to properties, facilities, books and records of Aleafia or any of its subsidiaries outside the ordinary course of business.

(4)	Aleafia represents and warrants that, since March 31, 2022, Aleafia has not waived any confidentiality, standstill or similar agreement to which Aleafia or any subsidiary is a party, and covenants and agrees that (i) Aleafia will take all necessary action to enforce each confidentiality, standstill or similar agreement to which Aleafia or any of its subsidiaries is a party, and (ii) neither Aleafia, nor any of its subsidiaries nor any of their respective Representatives will, without the prior written consent of RWB (which may be withheld in RWB’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Aleafia, or any of its subsidiaries, under any confidentiality, standstill or similar agreement to which Aleafia or any of its subsidiaries is a party (it being acknowledged by RWB that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing the Arrangement Agreement will not be a violation of the Arrangement Agreement).

(5)	If Aleafia or any of its subsidiaries or any of their respective Representatives, receives, or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Aleafia or any of its subsidiaries, Aleafia will immediately notify RWB, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide RWB with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person. Aleafia will keep RWB informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

(6)	Notwithstanding (1) above, if at any time, prior to obtaining the approval by Aleafia Shareholders of the Arrangement Resolution, Aleafia receives a written Acquisition Proposal, Aleafia may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Aleafia and its subsidiaries if, and only if:

(a)	the board of directors of Aleafia first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (disregarding for such determination any due diligence or access condition);

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(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(c)	Aleafia has been, and continues to be, in compliance with its obligations under these provisions;

(d)	prior to providing any such copies, access, or disclosure, Aleafia enters into a confidentiality and standstill agreement with such Person having terms that are not less onerous than those set out in the confidentiality agreement between Aleafia and RWB and any such copies, access or disclosure provided to such Person will have already been (or simultaneously be) provided to RWB; and

(e)	Aleafia promptly provides RWB with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement with such Person.

(7)	Nothing contained in the Arrangement Agreement will prevent the board of directors of Aleafia from:

(a)	complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or

(b)	calling and/or holding a meeting of shareholders requisitioned by Aleafia Shareholders in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws.

(8)	If Aleafia receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by Aleafia Shareholders, the board of directors of Aleafia may authorize Aleafia to, subject to compliance with the Termination Fee provisions of the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)	Aleafia has been, and continues to be, in compliance with its obligations under these provisions;

(c)	Aleafia has delivered to RWB a written notice of the determination of the board of directors of Aleafia that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the board of directors of Aleafia to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the board of directors of Aleafia regarding the value and financial terms that the board of directors of Aleafia, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

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(d)	Aleafia has provided RWB a copy of the proposed definitive agreement for the Superior Proposal;

(e)	at least seven (7) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which RWB received the Superior Proposal notice from Aleafia and the date on which RWB received a copy of the proposed definitive agreement for the Superior Proposal from Aleafia;

(f)	during any Matching Period, RWB has had the opportunity (but not the obligation), to offer to Aleafia to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if RWB has offered to Aleafia to amend the Arrangement Agreement and the Arrangement, the board of directors of Aleafia has determined in good faith, after consultation with Aleafia’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement Agreement as proposed to be amended by RWB;

(h)	the board of directors of Aleafia has determined in good faith, after consultation with Aleafia’s outside legal counsel that it is appropriate for the board of directors of Aleafia to enter into a definitive agreement with respect to such Superior Proposal; and

(i)	prior to or concurrent with entering into such definitive agreement Aleafia terminates the Arrangement Agreement and pays the Termination Fee to RWB.

(8)	During the Matching Period, or such longer period as Aleafia may approve in writing for such purpose: (a) the board of directors of Aleafia will review any offer made by RWB to amend the terms of the Arrangement Agreement and the Arrangement in good faith, in consultation with Aleafia’s outside legal counsel and financial advisers, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if the board of directors of Aleafia determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of such amendment, Aleafia will negotiate in good faith with RWB to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable RWB to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the board of directors of Aleafia determines that such Acquisition Proposal would cease to be a Superior Proposal, Aleafia will promptly so advise RWB and the parties will amend the Arrangement Agreement to reflect such offer made by RWB, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(9)	Each successive amendment or modification to any Acquisition Proposal in respect of Aleafia will constitute a new Acquisition Proposal and RWB will be afforded a new Matching Period from the later of the date on which RWB received the new Superior Proposal notice from Aleafia and the date on which RWB received a copy of the proposed definitive agreement for the new Superior Proposal from Aleafia.

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(10)	At RWB’s request, the board of directors of Aleafia will promptly reaffirm its recommendation by press release after it determines that an Acquisition Proposal is not a Superior Proposal or it determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. Aleafia will provide RWB and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and will make all reasonable amendments to such press release as requested by RWB and its outside legal counsel.

(11)	If Aleafia provides a Superior Proposal notice to RWB on or after a date that is less than seven (7) Business Days before the Aleafia Meeting, Aleafia will postpone the Aleafia Meeting to a date acceptable to both parties (acting reasonably) that is not more than 10 Business Days after the scheduled date of the Aleafia Meeting but before the agreed upon outside date for completion of the Arrangement.

Schedule “G”

RWB Covenants

I.	General and Regarding the Arrangement

(1)	RWB covenants and agrees that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Aleafia, acting reasonably, or (ii) as required or permitted by the Arrangement Agreement:

(a)	RWB’s business will be conducted, and RWB will continue to operate its business in the ordinary course, provided that for greater certainty, this will in no way preclude RWB from taking any action in respect of any financing transaction (debt, equity or otherwise) or any other transaction approved by the board of directors of RWB;

(b)	RWB will use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organizations, assets (including, for greater certainty, RWB’s business assets), goodwill and business relationships with other Persons with which RWB or any of its subsidiaries have business relations; and

(c)	RWB will not, directly or indirectly, without the consent of Aleafia (such consent not to be unreasonably withheld or delayed):

(i)	amend its constating documents or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(ii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of RWB or any of its subsidiaries;

(iii)	make any material change in RWB’s methods of accounting, except as required by concurrent changes in IFRS;

(iv)	reduce the stated capital of the RWB Shares; or

(v)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(2)	Without limiting the generality of (1) above, RWB covenants and agrees that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Aleafia, such consent not to be unreasonably withheld, delayed or denied, or (ii) as required or permitted by the Arrangement Agreement, RWB will not, and RWB will not permit any of its subsidiaries to, directly or indirectly:

(a)	split, combine, consolidate or reclassify any of its securities or declare, set aside or pay any dividend or other distribution thereon (whether in cash, securities or property or any combination thereof), or amend or modify any term of any outstanding debt security;

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(b)	amend, modify or terminate, cancel or let lapse any material insurance (or re- insurance) policy of RWB or any subsidiary in effect on the date of the Arrangement Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(3)	RWB will forthwith notify Aleafia in writing of:

(a)	any Material Adverse Effect; or

(b)	any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting RWB or its subsidiaries.

(4)	Subject to the terms and conditions of the Arrangement Agreement, RWB will, and will cause its subsidiaries to, perform all obligations required to be performed by RWB or any of its subsidiaries under the Arrangement Agreement, cooperate with Aleafia in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, RWB will and, where appropriate, will cause each of its subsidiaries to:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its Material Contracts in connection with the Arrangement or (ii) required in order to maintain its Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Aleafia, acting reasonably, and without paying, and without committing itself or Aleafia to pay, any consideration or incur any liability or obligation without the prior written consent of Aleafia, acting reasonably;

(b)	prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by RWB or any of its subsidiaries and using its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and providing or submitting all documentation and information that is required, or in the reasonable opinion of Aleafia, advisable, in connection with obtaining such Regulatory Approvals;

(c)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

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(d)	carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement;

(f)	use its commercially reasonable efforts to assist in causing each Aleafia Nominee to be appointed to the board of directors of RWB pursuant to the Arrangement Agreement immediately following the Effective Time;

(g)	on or before the Effective Date reserve a sufficient number of Consideration Shares to be issued upon completion of the Arrangement and RWB Shares to be issued upon the exercise from time to time of the Replacement RWB Options and the Aleafia Warrants;

(h)	apply for and use commercially reasonable efforts to obtain conditional listing approval of the CSE, for the Consideration Shares to be issued upon completion of the Arrangement and for the RWB Shares to be issued upon the exercise from time to time of the Replacement RWB Options and the Aleafia Warrants, subject only to the satisfaction of customary conditions required by the CSE;

(i)	comply with CSE requirements relevant to the Arrangement Agreement; and

(j)	use commercially reasonable efforts to satisfy all conditions precedent set forth in the Arrangement Agreement.